

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Matt J. Chambless
Chief Financial Officer
Computer Programs & Systems, Inc.
54 St. Emanuel Street
Mobile, Alabama 36602

> **Re: Computer Programs & Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 000-49796**

Dear Matt J. Chambless:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology